UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July, 2026.

Commission File Number: 001-39789

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

9 Pembroke Street Upper

Dublin D02 KR83

Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

As previously disclosed in a Report on Form 6-K furnished with the U.S. Securities and Exchange Commission (the “SEC”) on May 16, 2025 by Fusion Fuel Green PLC, an Irish public limited company (the “Company”), on May 16, 2025, the Company entered into an At The Market Offering Agreement (the “Offering Agreement”) with H.C. Wainwright & Co., LLC (“Wainwright”). Pursuant to the Offering Agreement, the Company may offer and sell, from time to time, Class A ordinary shares with a nominal value of $0.0035 each (“Class A Ordinary Shares”) through or to Wainwright as the Company’s sales agent or as principal, subject to the terms and conditions set forth in the Offering Agreement. As of the date of this Report on Form 6-K, the Company had sold 256,597 Class A Ordinary Shares for approximately $2,808,808 of Class A Ordinary Shares pursuant to the Offering Agreement, before fees and expenses.

Prior to December 12, 2025, the Company made sales under the Offering Agreement, all of which were registered pursuant to a “shelf” Registration Statement on Form F-3, which was declared effective by the SEC on May 13, 2022 (File No. 333-264714) (the “Prior Registration Statement”), the prospectus contained in the Registration Statement (the “Prior Prospectus”), and the prospectus supplements filed on May 16, 2025 and July 28, 2025 (the “Prior Prospectus Supplements”) with respect to the Prior Prospectus pursuant to Rule 424(b) under the U.S. Securities Act of 1933, as amended (the “Securities Act”). No sales under the Offering Agreement occurred on or after December 12, 2025.

On May 13, 2025, the Company filed a “shelf” Registration Statement on Form F-3, which was declared effective by the SEC on December 12, 2025 (the “Registration Statement”). Pursuant to Rule 415(a)(6) under the Securities Act, the offering of the unsold securities under the Prior Registration Statement was deemed terminated as of the date of effectiveness of the Registration Statement. On July 29, 2026, the Company filed a prospectus supplement with respect to the prospectus contained in the Registration Statement pursuant to Rule 424(b) under the Securities Act relating to the offer and sale of Class A Ordinary Shares under the Offering Agreement having a maximum aggregate offering price of $6,619,798 (the “Prospectus Supplement”). The Company is not obligated to make any new sales of Class A Ordinary Shares under the Offering Agreement and no assurance can be given that the Company will sell any additional Class A Ordinary Shares under the Offering Agreement, or, if the Company does, as to the price or amount of Class A Ordinary Shares that the Company will sell, or the dates on which any such sales will take place.

The Company or Wainwright may suspend the offering of Class A Ordinary Shares under the Offering Agreement. The Company may terminate the Offering Agreement at any time upon ten business days’ prior notice. Wainwright may terminate the Offering Agreement at any time.

The Company will pay Wainwright a cash commission equal to 3.0% of the gross proceeds from each sale of shares sold pursuant to the Offering Agreement, and will reimburse Wainwright for certain specified expenses, including the documented fees and costs of its legal counsel reasonably incurred in connection with entering into the transactions contemplated by the Offering Agreement in an amount up to $60,000 and up to $5,000 per due diligence update session.

The Company made certain customary representations, warranties and covenants in the Offering Agreement. In addition, the Company has agreed to indemnify Wainwright against certain liabilities, including liabilities under the Securities Act.

As previously disclosed, the Company was party to an At Market Issuance Sales Agreement, dated as of June 6, 2022, between the Company and B. Riley Securities, Inc., Fearnley Securities Inc., and Wainwright, as the sales agents (the “Prior ATM Agreement”). Pursuant to the Prior ATM Agreement, the Company offered and sold Class A Ordinary Shares for aggregate gross proceeds of approximately $10.2 million and paid approximately $0.3 million in commissions in connection with these sales. On June 30, 2023, B. Riley and the Company agreed to terminate the Prior ATM Agreement with respect to B. Riley. On May 6, 2024, the Company terminated the Prior ATM Agreement by giving notice of termination, effective May 11, 2024.

The Offering Agreement is filed as Exhibit 10.1 to this Report on Form 6-K, and the description above is qualified in its entirety by reference to the full text of such exhibit. A copy of a legal opinion as to the legality of the $6,619,798 of Class A Ordinary Shares issuable under the Offering Agreement and covered by the Prospectus Supplement is filed as Exhibit 5.1 attached hereto.

This Report on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File 333-287226, 333-289429, 333-286198, 333-286202, 333-251990, 333-276880, 333-293286, and 333-294414) and Form S-8 (File Nos. 333-258543 and 333-291732) and the prospectuses thereof and any prospectus supplements or amendments thereto.

Exhibit No.	Description
5.1	Opinion of Arthur Cox LLP
10.1	At The Market Offering Agreement, dated as of May 16, 2025, between Fusion Fuel Green PLC and H.C. Wainwright & Co., LLC (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K filed on May 16, 2025)
23.1	Opinion of Arthur Cox LLP (included in Exhibit 5.1)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: July 29, 2026	/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves
Chief Executive Officer and Interim Chief Financial Officer